

Mail Stop 3561

January 22, 2010

Mr. Kevin Nichols
Chief Executive Officer
Essense Water, Inc.
3638 N Rancho Drive
Las Vegas, Nevada 89130

> **Re:** **Essense Water, Inc.**
> **Form S-1/A**
> **Filed January 8, 2010**
> **File No. 333-162824**

Dear Mr. Nichols:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed January 8, 2010

General

1. If you choose to provide us with marked copies of your amended registration statement, please ensure that the copies are the same as the registration statement filed with the Commission. We note that the marked copies you provided had a second use of proceeds table, as well as a different prospectus date and a different table of contents than the registration statement filed January 8, 2010.

<u>Prospectus Summary, page 1</u>

<u>Use of Proceeds, page 2</u>

2.   Please reconcile the amount of offering expenses and general corporate and
        working capital disclosed on page two with the use of proceeds disclosure on page
        15. Also, your summary indicates you intend to use $5,000 to seek third parties to
        bottle and package your product, but it is not clear where this use is indicated in the
        table on page 15. Please revise.

<u>Minimum Proceeds, page 2</u>

3.   We note your response to comment one from our letter dated December 29, 2009.
        Please revise your prospectus to clarify your plans if you are unable to raise
        $20,000 in this offering.

<u>Use of Proceeds, page 15</u>

4.   Please revise your use of proceeds table on page 15 to accurately and consistently
        disclose the principal purposes of the proceeds from this offering. For example, we
        note that neither the total proceeds to be used for product development assuming
        10% sold nor the total disclosed for marketing and advertising assuming 25% sold
        appear to match the breakdowns provided, and you appear to have allocated more
        than the anticipated proceeds of $100,000 assuming a 50% offering.

5.   You do not appear to have subtracted the funds that you indicate will be used to
        reimburse Mr. Nichols from any of the gross proceeds estimates. Please revise or
        advise.

6.   We note your response to our prior comment six. We also note the last sentence on
        page 15 that the use of proceeds figures represent your best estimate, and the
        disclosure in the first paragraph on page 16 that funds advanced by Mr. Nichols
        will "most likely" be repaid from the proceeds of this offering. Please revise to
        clarify whether you are reserving the right to change the uses of proceeds, and
        provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K, as
        necessary. Refer to comment 12 from our letter dated November 25, 2009.

<u>Management's Discussion and Analysis or Plan of Operation, page 28</u>

<u>Plan of Operation, page 29</u>

7.   We note your reference to the "Use of Funds" section. You do not appear to have a
        section with this heading. Please revise.

8.   We note your response to our prior comment 9. It is still not clear how the nature and extent of your business activities will be affected by the level of proceeds received in the offering. Please revise.

9.   Please expand your discussion beginning in the first paragraph on page 29 to explain why raising less than the full amount from your offering will limit you to working "one step at a time," and only proceeding to the next step if funds are "still available." In this regard, we note your disclosure that all categories of expenses will be reduced if you raise less than the full amount.

10.   Please revise to explain your disclosure that the company may be forced to seek additional capital if you raise less than the full offering amount, given your disclosure that raising at least $20,000 will satisfy your minimal cash requirements for the next 12 months. Clarify throughout your filing, if true, that you will need to raise additional capital in the next 12 months if you do not raise the maximum. Refer to our prior comment 13.

Directors, Executive Officers, Promoters, and Control Persons, page 31

11.   We note your disclosure that Mr. Nichols "founded and headed up" eight reporting companies. Please revise to disclose Mr. Nichols' previous management and controlling shareholder positions with these companies. Refer to comment 15 from our letter dated December 29, 2009.

Index to Financial Statements, page F-1

12.   Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

                                *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mr. Jeffrey Nichols, Esq.
        fax: (800) 778-3290